FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant's name into English)

Brookfield Place
Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

INCORPORATION BY REFERENCE

The Form 6-K of Brookfield Asset Management Inc. dated June 5, 2014 and the exhibit thereto are hereby incorporated by reference as exhibits to Brookfield Asset Management Inc.’s registration statement on Form F-9 (File No. 333-112049).

EXHIBIT LIST

Exhibit

99.1	Brookfield Asset Management Reports Second Quarter 2014 Results; Net Income Doubles to $1.6 Billion or $1.19 Per Share; FFO Increases 24% to $569 Million
99.2	Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: August 8, 2014	By:	/s/ B. D. Lawson
Name: B. D. Lawson
Title: Senior Managing Partner & CFO